

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-211718

The information in this pricing supplement is not complete and may be changed. This pricing supplement is not an offer to sell nor does it seek an offer to buy these Notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 25, 2017.

Pricing Supplement dated May , 2017 to the
Product Prospectus Supplement MLN-ES-ETF-1 dated July 8, 2016 and
Prospectus Dated June 30, 2016

The Toronto-Dominion Bank

Autocallable Contingent Interest Barrier Notes

$• Notes linked to the common stock of Mallinckrodt public limited company due May 31, 2019

$• Notes linked to the common stock of Marathon Oil Corporation due May 31, 2019

$• Notes linked to the common stock of United States Steel Corporation due May 31, 2019

The Toronto-Dominion Bank ("TD" or "we") is offering three separate offerings of Autocallable Contingent Interest Barrier Notes (the "Notes") each linked to the common stock of a specific company (the "Reference Asset"). The Notes will pay a Contingent Interest Payment on a Contingent Interest Payment Date (including the Maturity Date) at a per annum rate (such rate the "Contingent Interest Rate") only if the Closing Price of the Reference Asset is greater than or equal to the Barrier Price (a percentage of the Initial Price) on the related Valuation Date. The Notes will be automatically called if the Closing Price of the Reference Asset is greater than or equal to the Initial Price on any Valuation Date other than the Final Valuation Date. If the Notes are automatically called, on the first following Contingent Interest Payment Date (the "Call Payment Date"), we will pay a cash payment per Note equal to their Principal Amount, plus the Contingent Interest Payment otherwise due. No further amounts will be owed under the Notes. If the Notes are not automatically called, on the Maturity Date, in addition to any Contingent Interest Payment otherwise due, we will pay a cash payment, if anything, per Note equal to:

- If the Final Price is greater than or equal to the Barrier Price, the Principal Amount of $1,000.
- If the Final Price is less than the Barrier Price, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Percentage Change

If the Notes are not automatically called and the Final Price is less than the Barrier Price, investors will lose 1% of the Principal Amount of the Notes for each 1% that the Final Price is less than the Initial Price, and may lose the entire Principal Amount. Any payments on the Notes are subject to our credit risk.

The Notes are unsecured and are not savings accounts or insured deposits of a bank. The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.The Notes will not be listed on any securities exchange.

The Notes do not guarantee the payment of any Contingent Interest Payments or the return of the Principal Amount and, if the Final Price is less than the Barrier Price, investors may lose up to their entire investment in the Notes.

The Notes have complex features and investing in the Notes involves a number of risks. See "Additional Risk Factors" on page P-6 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement MLN-ES-ETF-1 dated July 8, 2016, (the "product prospectus supplement") and "Risk Factors" on page 1 of the prospectus dated June 30, 2016 (the "prospectus").

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about May 31, 2017, against payment in immediately available funds.

This pricing supplement relates to three separate Notes offerings. Each of the Notes is linked to the common stock of a different company (each a "Reference Asset") and each of the Notes has its own Contingent Interest Rate, Initial Price and Barrier Price. The performance of each Note offering will not depend on the performance of any other Note offering. If you wish to participate in more than one Note offering, you must separately purchase the applicable Notes.

Reference Asset	Initial Price	Contingent Interest Rate	Barrier Price	CUSIP/ISIN	Public Offering Price[1]		Underwriting Discount[2]		Proceeds to TD	
					Total	Per Note	Total	Per Note	Total	Per Note
Common stock of Mallinckrodt public limited company ("MNK", such Notes the "MNK Notes")	$•	Expected to be between 14.00% and 15.00% p.a.	60% of the Initial Price	89114QJC3 / US89114QJC33	$•	$1,000.00	$•	$22.50	$•	$977.50
Common stock of Marathon Oil Corporation ("MRO" , such Notes the "MRO Notes")	$•	Expected to be between 10.50% and 11.50% p.a.	60% of the Initial Price	89114QJB5 / US89114QJB59	$•	$1,000.00	$•	$22.50	$•	$977.50
Common stock of United States Steel Corporation ("X", such Notes the "X Notes")	$•	Expected to be between 18.00% and 19.00% p.a.	60% of the Initial Price	89114QJD1 / US89114QJD16	$•	$1,000.00	$•	$22.50	$•	$977.50

Our estimated value of the Notes on the Pricing Date, based on our internal pricing models, is expected to be (i) at least $952.50 for the MNK Notes, (ii) at least $957.50 for the MRO Notes and (iii) at least $953.00 for the X Notes, as discussed further under "Additional Risk Factors — Estimated Value" beginning on page P-8 and "Additional Information Regarding Our Estimated Value of the Notes" on page P-20 of this pricing supplement. The estimated value is expected to be less than the public offering price of the Notes.

The public offering price, underwriting discount and proceeds to TD listed above for each Note offering relate to the Notes we issue initially. We may decide to sell additional Notes after the date of the final pricing supplement, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the Notes will depend in part on the public offering price you pay for such Notes.

[1] Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $977.50 (97.75%) per Note.

[2] TD Securities (USA) LLC ("TDS") will purchase the Notes from TD at the public offering price less an underwriting discount of up to $22.50 (2.25%) per Note for distribution to other registered broker-dealers, or will offer the Notes directly to investors. The underwriting discount represents the selling concessions for other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page P-20 of this pricing supplement.

Summary

The information in this "Summary" section is qualified by the more detailed information set forth herein, the product prospectus supplement and the prospectus.

This pricing supplement relates to three separate Notes offerings. Each of the Notes is linked to a different Reference Asset and each offering of the Notes has its own Contingent Interest Rate, Initial Price and Barrier Price. The performance of each Note offering will not depend on the performance of any other Note offering. If you wish to participate in more than one Note offering, you must separately purchase the applicable Notes.

Issuer:	TD
Issue:	Senior Debt Securities
Type of Note:	Autocallable Contingent Interest Barrier Notes
Term:	Approximately 2 years, subject to an automatic call

Reference Asset & CUSIP/ISIN:

Reference Asset[1]	CUSIP	ISIN
Common stock of Mallinckrodt public limited company ("MNK", such Notes the "MNK Notes")	89114QJC3	US89114QJC33
Common stock of Marathon Oil Corporation ("MRO" , such Notes the "MRO Notes")	89114QJB5	US89114QJB59
Common stock of United States Steel Corporation ("X", such Notes the "X Notes")	89114QJD1	US89114QJD16

[1] "Common stock" includes common stock, ordinary shares and common shares, as applicable.

Agent:	TDS
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount	$1,000 per Note
Pricing Date:	May 25, 2017
Issue Date:	May 31, 2017, which is 3 Business Days following the Pricing Date.
Call Feature:	If the Closing Price of the Reference Asset on any Valuation Date other than the Final Valuation Date is greater than or equal to the Initial Price, we will automatically call the Notes and, on the applicable Call Payment Date, will pay you a cash payment equal to the Principal Amount, plus the Contingent Interest Payment otherwise due. No further amounts will be owed to you under the Notes.
Call Payment Date:	If the Notes are subject to an automatic call, the Call Payment Date will be the Contingent Interest Payment Date immediately following the relevant Valuation Date.

Valuation Dates:	The 25th calendar day of each February, May, August, and November, commencing on August 25, 2017 and ending on May 25, 2019 (the "Final Valuation Date"), unless any such date is not a Trading Day, in which case the relevant Valuation Date (or Final Valuation Date) will be the next following Trading Day. If a Market Disruption Event occurs or is continuing on any Valuation Date (including the Final Valuation Date), the Valuation Date will be postponed to the next Trading Day on which no Market Disruption Event occurs or is continuing. In no event, however, will any Valuation Date be postponed by more than ten Trading Days. If the determination of the Closing Price of the Reference Asset for any Valuation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the date on which the Closing Price of the Reference Asset will be determined. In such an event, the Calculation Agent will estimate the price that would have prevailed in the absence of the Market Disruption Event.
Contingent Interest Payment Dates:	With respect to each Valuation Date, the third Business Day following the related Valuation Date, subject to postponement as described above under "— Valuation Dates"
Contingent Interest Payment:	If the Closing Price of the Reference Asset is greater than or equal to the Barrier Price on the relevant Valuation Date, a Contingent Interest Payment will be paid to you on the corresponding Contingent Interest Payment Date, in an amount equal to:

Principal Amount x Contingent Interest Rate x ¼

Contingent Interest Payments on the Notes are not guaranteed. You will not receive a Contingent Interest Payment on a Contingent Interest Payment Date if the Closing Price of the Reference Asset on the related Valuation Date is less than the Barrier Price.

Contingent Interest Rate:	With respect to the MNK Notes: Expected to be between 14.00% and 15.00% per annum (to be determined on Pricing Date). With respect to the MRO Notes: Expected to be between 10.50% and 11.50% per annum (to be determined on Pricing Date). With respect to the X Notes: Expected to be between 18.00% and 19.00% per annum (to be determined on Pricing Date).
Maturity Date:	May 31, 2019, which is three Business Days following the Final Valuation Date, subject to postponement as described above under "— Valuation Dates"
Payment at Maturity (If Not Called):	If the Notes are not automatically called, on the Maturity Date, in addition to any Contingent Interest Payment otherwise due, we will pay a cash payment, if anything, per Note equal to:

- If the Final Price is greater than or equal to the Barrier Price:

    The Principal Amount of $1,000.

- If the Final Price is less than the Barrier Price:

    The sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Percentage Change

If the Notes are not automatically called and the Final Price is less than the Barrier Price, investors will lose 1% of the Principal Amount of the Notes for each 1% that the Final Price is less than the Initial Price, and may lose the entire Principal Amount. Any payments on the Notes are subject to our credit risk.

All amounts used in or resulting from any calculation relating to the Notes, including the Payment at Maturity, will be rounded upward or downward as appropriate, to the nearest cent.

Percentage Change:	The Percentage Change is the quotient, expressed as a percentage, of the following formula:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Initial Price & Barrier Price :

Notes Offering	Initial Price*	Barrier Price*
MNK Notes	$•	$• (which is 60% of the Initial Price)
MRO Notes	$•	$• (which is 60% of the Initial Price)
X Notes	$•	$• (which is 60% of the Initial Price)

* Subject to adjustment as described under "General Terms of the Notes— Anti-Dilution Adjustments" in the product prospectus supplement and under "Anti-Dilution Adjustments" below.

Final Price:	With respect to each offering, the Closing Price of the Reference Asset on the Final Valuation Date.
Monitoring Period:	Final Valuation Date Monitoring
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto
U.S. Tax Treatment:	By purchasing the Notes, you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to treat the Notes, for U.S. federal income tax purposes, as pre-paid derivative contracts with respect to the Reference Asset. Pursuant to this approach, it is likely that any Contingent Interest Payment that you receive should be included in ordinary income at the time you receive the payment or when it accrues, depending on your regular method of accounting for U.S. federal income tax purposes. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, it is reasonable to treat the Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above, as described further herein under "Supplemental Discussion of U.S. Federal Income Tax Consequences" beginning on page P-15 and in the product prospectus supplement under "Supplemental Discussion of U.S. Federal Income Tax Consequences" beginning on page PS-38.
Canadian Tax Treatment:	Please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences," which applies to the Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus).

The Pricing Date, the Issue Date, and all other dates listed above are subject to change. These dates will be set forth in the final pricing supplement that will be made available in connection with sales of the Notes.

Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which each of the three Notes offerings are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplement; and last, the prospectus. ***The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.***

This pricing supplement, together with the documents listed below, contains the terms of three separate Note offerings and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" on page P-6 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement and "Risk Factors" on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm

- Product Prospectus Supplement MLN-ES-ETF-1 dated July 8, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000089109216016045/e70441_424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. Alternatively, The Toronto-Dominion Bank, any Agent or any dealer participating in these offerings will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234. As used in this pricing supplement, the "Bank," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries.

We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Additional Risk Factors

The Notes involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of each offering of the Notes, unless otherwise specified. For additional information as to these risks, please see the product prospectus supplement and the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Your Investment in the Notes May Result in a Loss.

The Notes do not guarantee the return of the Principal Amount and investors may lose up to their entire investment in the Notes. Specifically, if the Notes are not automatically called and the Final Price is less than the Barrier Price, investors will lose 1% of the Principal Amount of the Notes for each 1% that the Final Price is less than the Initial Price, and may lose the entire Principal Amount.

You Will Not Receive Any Contingent Interest Payment for Any Contingent Interest Payment Date If the Closing Price on the Corresponding Valuation Date Is Less Than the Barrier Price.

You will not receive a Contingent Interest Payment on a Contingent Interest Payment Date if the Closing Price of the Reference Asset on the related Valuation Date is less than the Barrier Price. If the Closing Price of the Reference Asset is less than the Barrier Price on each Valuation Date over the term of the Notes, you will not receive any Contingent Interest Payments, and you will not receive a positive return on, your Notes. Generally, this non-payment of the Contingent Interest Payment will coincide with a greater risk of principal loss on your Notes. Accordingly, if we do not pay the Contingent Interest Payment on the Maturity Date, you will incur a loss of principal because the Final Price will be less than the Barrier Price, and you may lose your entire Principal Amount.

The Potential Positive Return on the Notes Is Limited to the Contingent Interest Payments Paid on the Notes, If Any, Regardless of Any Appreciation in the Price of the Reference Asset.

The potential positive return on the Notes is limited to any Contingent Interest Payments paid, meaning any positive return on the Notes will be composed solely by the sum of any Contingent Interest Payments paid over the life of the Notes. Therefore, if the appreciation of the Reference Asset exceeds the sum of any Contingent Interest Payments actually paid on the Notes, the return on the Notes will be less than the return would be if you made an investment in the Reference Asset or a security directly linked to the positive performance of the Reference Asset.

Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.

The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. The Notes do not provide for fixed interest payments and you may not receive any Contingent Interest Payments over the term of the Notes. Even if you do receive one or more Contingent Interest Payments and your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank with the same maturity date or if you invested directly in the Reference Asset. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Notes May Be Automatically Called Prior to the Maturity Date And Are Subject to Reinvestment Risk.

If your Notes are automatically called, no further payments will be owed to you under the Notes after the applicable Call Payment Date. Therefore, because the Notes could be called as early as the first potential Call Payment Date, the holding period could be limited. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date. Furthermore, to the extent you are able to reinvest such proceeds in an investment with a comparable return for a similar level of risk, you may incur transaction costs such as dealer discounts and hedging costs built into the price of the new notes.

Investors Are Subject to TD's Credit Risk, and TD's Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Although the return on the Notes will be based on the performance of the Reference Asset, the payment of any amount due on the Notes is subject to TD's credit risk. The Notes are TD's senior unsecured debt obligations. Investors are dependent on TD's ability to pay all amounts due on the Notes and, therefore, investors are subject to the credit risk of TD and to changes in the market's view of TD's creditworthiness. Any decrease in TD's credit ratings or increase in the credit spreads charged by the market for taking TD's credit risk is likely to adversely affect the market value of the Notes.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. The Agent may make a market for the Notes; however, it is not required to do so and may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the public offering price irrespective of the price of the Reference Asset, and as a result, you may suffer substantial losses.

The Amounts Payable on the Notes Are Not Linked to the Price of the Reference Asset at Any Time Other Than on the Valuation Dates, Including the Final Valuation Date.

Any payments on the Notes will be based on the Closing Price of the Reference Asset only on each Valuation Date. Even if the market price of the Reference Asset appreciates prior to the relevant Valuation Date but then drops on that day to a Closing Price that is less than the Barrier Price, you will not receive the Contingent Interest Payment on the corresponding Contingent Interest Payment Date. Similarly, the Payment at Maturity may be significantly less than it would have been had the Notes been linked to the Closing Price of the Reference Asset on a date other than the Final Valuation Date, and may be zero. Although the actual price of the Reference Asset at other times during the term of the Notes may be higher than the price on one or more Valuation Dates, any Contingent Interest Payments on the Notes and the Payment at Maturity will be based solely on the Closing Price of the Reference Asset on the applicable Valuation Date.

The Contingent Interest Rate Will Reflect In Part the Volatility of the Reference Asset and May Not Be Sufficient to Compensate You for the Risk of Loss at Maturity.

Generally, the higher the Reference Asset's volatility, the more likely it is that the Closing Price of the Reference Asset price could be less than the Initial Price or the Barrier Price on a Valuation Date. Volatility means the magnitude and frequency of changes in the price of the Reference Asset. This greater risk will generally be reflected in a higher Contingent Interest Rate for the Notes than the interest rate payable on our conventional debt securities with a comparable term. However, while the Contingent Interest Rate is set on the Pricing Date, the Reference Asset's volatility can change significantly over the term of the Notes, and may increase. The price of the Reference Asset could fall sharply on the Valuation Dates, resulting in few or no Contingent Interest Payments or on the Final Valuation Date, resulting in a significant or entire loss of principal.

There Are Single Stock Risks Associated with the Reference Asset.

The price of the Reference Asset can rise or fall sharply due to factors specific to that Reference Asset and its issuer (the "Reference Asset Issuer"), such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. You, as an investor in the Notes, should make your own investigation into the Reference Asset Issuer and the Reference Asset for your Notes. For additional information, see "Information Regarding the Reference Asset" in this pricing supplement and the Reference Asset Issuer's SEC filings. **We urge you to review financial and other information filed periodically by the Reference Asset Issuer with the SEC.**

The Business Activities of the Issuer or its Affiliates May Create Conflicts of Interest.

We and our affiliates expect to engage in trading activities related to the Reference Asset that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the Reference Asset Issuer, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates' obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the price of the Reference Asset, and, therefore, the market value of the Notes, whether any Contingent Interest Payment is payable on any Contingent Interest Payment Date and the Payment at Maturity.

Hedging Activities May Adversely Affect the Market Value of the Notes.

We and any third party with whom we may enter into hedging arrangements with respect to the Notes may hedge by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the price of the Reference Asset, and may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines. We or these third parties may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the price of the Reference Asset.

These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers' accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes.

Estimated Value

The Estimated Value of Your Notes Is Expected to Be Lower Than the Public Offering Price of Your Notes.

The estimated value of your Notes on the Pricing Date is expected to be lower, and may be significantly lower, than the public offering price of your Notes. The difference between the public offering price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to the Agent or its affiliates, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

The Estimated Value of Your Notes Is Based on Our Internal Funding Rate.

The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market, and at times the internal funding rates we use in calculating the estimated value of your Notes may be lower. As a result of this difference, the estimated value referenced above may be higher than it would have been if it were calculated by reference to the levels at which our benchmark debt securities trade in the secondary market.

The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions.

The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions' pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Public Offering Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes.

The estimated value of the Notes will not be a prediction of the prices at which the Agent, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the public offering price of your Notes. As a result, the price, at which the Agent, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agent may initially buy or sell the Notes in the secondary market (if the Agent makes a market in the Notes, which it is not obligated to do) may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes, as discussed under "Additional Information Regarding Our Estimated Value of the Notes." The price at which the Agent may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes. Your financial institution may reflect this temporary positive differential on their customer statements. Investors should inquire as to the valuation provided on customer account statements provided by unaffiliated dealers.

We Do Not Control the Reference Asset Issuer and Are Not Responsible for Any of its Disclosure.

Neither we nor any of our affiliates have the ability to control the actions of the Reference Asset Issuer and have not conducted any independent review or due diligence of any information related to the Reference Asset or Reference Asset Issuer. We are not responsible for the Reference Asset Issuer public disclosure of information on itself or the Reference Asset, whether contained in SEC filings or otherwise. You should make your own investigation into the Reference Asset Issuer.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine whether the Contingent Interest Payment is payable on any Contingent Interest Payment Date and the Payment at Maturity on the Notes. We will serve as the Calculation Agent but may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision. For example, the Calculation Agent may have to determine whether a Market Disruption Event affecting the Reference Asset has occurred, and make certain adjustments to the Reference Asset if certain events occur. This determination may, in turn, depend on the Calculation Agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the Calculation Agent will affect the payment on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent's role, see "General Terms of the Notes—Role of Calculation Agent" in the product prospectus supplement.

You Will Have No Rights to Receive Any Shares of the Reference Asset and You Will Not Be Entitled to Dividends or Other Distributions by the Reference Asset.

The Notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the Notes will not make you a holder of shares of the Reference Asset. You will not have any voting rights, any rights to receive dividends or other distributions, any rights against the Reference Asset Issuer, or any other rights with respect to the Reference Asset. As a result, the return on your Notes may not reflect the return you would realize if you actually owned shares of the Reference Asset and received the dividends paid or other distributions made in connection with them. Your Notes will be paid in cash and you have no right to receive delivery of shares of the Reference Asset.

An Investment in the Notes May Be Subject to Risks Associated with Non-U.S. Securities Markets.

With respect to the MNK Notes, your Notes are linked to the common stock of a non-U.S. company traded on a U.S. exchange. Investments linked to the value of non-U.S. equity securities involve particular risks. Any non-U.S. securities market may be less liquid, more volatile and affected by global or domestic market developments in a different way than are the U.S. securities market or other non-U.S. securities markets. Both government intervention in a non-U.S. securities market, either directly or indirectly, and cross-shareholdings in non-U.S. companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC. Further, non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices of securities are subject to political, economic, financial and social factors that are unique to such country's geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable government's economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. Any one of these factors, or the combination of more than one of these factors, could negatively affect such non-U.S. securities market and the price of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a non-U.S. securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other non-U.S. securities markets. Non-U.S. economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on non-U.S. securities prices.

You Will Have Limited Anti-Dilution Protection.

The Calculation Agent will adjust the Initial Price and Barrier Price for stock splits, reverse stock splits, stock dividends, extraordinary dividends and other events that affect the Reference Asset, but only in the situations we describe in "General Terms of the Notes—Anti-Dilution Adjustments" in the product prospectus supplement and under "Anti-Dilution Adjustments" below. The Calculation Agent will not be required to make an adjustment for every event that may affect the Reference Asset. Those events or other actions by the Issuer or a third party may nevertheless adversely affect the price of the Reference Asset, and adversely affect the value of your Notes.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

The U.S. tax treatment of the Notes is uncertain. Please read carefully the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplement, and the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below. You should consult your tax advisor about your tax situation.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences." If you are not a Non-resident Holder (as that term is defined in the prospectus) for Canadian federal income tax purposes or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

Anti-Dilution Adjustments

The section "General Terms of the Notes—Anti-Dilution Adjustments—Transferable Rights and Warrants" in the product prospectus supplement is replaced in its entirety with the following:

Transferable Rights and Warrants

If the Reference Asset Issuer issues transferable rights or warrants to all holders of the Reference Asset to subscribe for or purchase the Reference Asset at an exercise price per share that is less than the Closing Price of the Reference Asset on the Trading Day before the ex-dividend date for such issuance, then the Calculation Agent may adjust the Initial Price, Barrier Price and/or Final Price, as applicable, of the Reference Asset, or any other terms of the Notes as the Calculation Agent determines appropriate with reference to any adjustment(s) to options contracts on the affected Reference Asset in respect of such issuance of transferable rights or warrants made by the Options Clearing Corporation, or any other equity derivatives clearing organization or exchange to account for the economic effect of such issuance.

Hypothetical Returns

The examples set out below are included for illustration purposes only and are hypothetical examples only; amounts below may have been rounded for ease of analysis. The Closing Prices and Percentage Changes of the Reference Asset used to illustrate the calculation of whether a Contingent Interest Payment is payable on a Contingent Interest Payment Date and the Payment at Maturity are not estimates or forecasts of the Initial Price, the Closing Price, the Final Price or the price of the Reference Asset on any trading day prior to the Maturity Date. All examples assume an Initial Price of $30.00, a Barrier Price of $18.00 (60% of the hypothetical Initial Price), a Contingent Interest Payment of $26.25 per Note (reflecting a Hypothetical Contingent Interest Rate of 10.50% per annum), that a holder purchased Notes with a Principal Amount of $1,000 and that no Market Disruption Event occurs on any Valuation Date, including the Final Valuation Date. The actual Contingent Interest Rate, Initial Price and Barrier Price for each Notes offering will be set forth on the cover page of the final pricing supplement.

Example 1 — **The Notes Are Automatically Called Prior to the Final Valuation Date.**

Valuation Date	Closing Price	Payment (per Note)
First	$35.00 (greater than the Initial Price)	$1,000 (Principal Amount) + $26.25 (Contingent Interest Payment) $1,026.25 (Total Payment upon Automatic Call)

If on the first Valuation Date, the Closing Price is greater than or equal to the Initial Price (and therefore also greater than the Barrier Price), then the Notes will be automatically called and, on the Call Payment Date, we will pay you a cash payment equal to $1,026.25 per Note, reflecting the Principal Amount plus the applicable Contingent Interest Payment, for a return of 2.625% per Note. No further amounts will be owed under the Notes.

Example 2 — **The Closing Price of the Reference Asset is greater than or equal to the Barrier Price on each of the Valuation Dates, the Notes Are Not Automatically Called and the Final Price is Greater Than the Barrier Price.**

Valuation Date	Closing Price	Payment (per Note)
First through Seventh	Various (greater than or equal to the Barrier Price; less than the Initial Price)	$183.75 (Contingent Interest Payments)
Final Valuation Date	$20.00 (greater than the Barrier Price)	$1,000 (Principal Amount) + $26.25 (Contingent Interest Payment) $1,026.25 (Total Payment on Maturity Date)

If the Closing Price of the Reference Asset on each of the first through seventh Valuation Dates is greater than or equal to the Barrier Price and less than the Initial Price, we will pay the Contingent Interest Payment on each applicable Contingent Interest Payment Date and the Notes will not be called. If on the Final Valuation Date the Final Price is greater than or equal to the Barrier Price, then on the Maturity Date we will pay you a cash payment equal to $1,026.25 per Note, reflecting the Principal Amount plus the applicable Contingent Interest Payment. When added to the Contingent Interest Payments of $183.75 paid in respect of the prior Contingent Interest Payment Dates, the Bank will have paid you a total of $1,210.00 per Note, a return of 21.00% per Note.

Example 3 — **The Closing Price of the Reference Asset is less than the Barrier Price on each of the Valuation Dates, the Notes Are Not Automatically Called and the Final Price is Less Than the Barrier Price.**

Valuation Date	Closing Price	Payment (per Note)
First through Seventh	Various (less than Barrier Price)	$0
Final Valuation Date	$15.00 (less than the Barrier Price)	$1,000 + ($1,000 x Percentage Change) =$1,000 + ($1,000 x –50.00%) = $500.00 (Total Payment on Maturity Date)

If the Closing Price of the Reference Asset on each of the first through seventh Valuation Dates is less than the Barrier Price, we will not pay the Contingent Interest Payment on any of the applicable Contingent Interest Payment Dates and the Notes will not be called. If on the Final Valuation Date the Final Price is less than the Barrier Price, then on the Maturity Date we will pay you a cash payment equal to the Principal Amount plus the product of the Principal Amount and Percentage Change, for a total of $500.00 per Note, a loss of 50.00% per Note.

Information Regarding the Reference Asset

The Reference Asset for each Notes offering is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding each Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

We have not independently verified the accuracy or completeness of reports filed by the Reference Asset Issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

We obtained the information regarding the historical performance of the Reference Asset from publicly available information, including its filings with the SEC and obtained the historical performance of each Reference Asset from Bloomberg Professional® ("Bloomberg") service. We have not conducted any independent review or due diligence about any such information. You are urged to conduct your own investigation into the Reference Asset and Reference Asset Issuer.

Mallinckrodt public limited company

According to publicly available information, Mallinckrodt public limited company ("Mallinckrodt") is a biopharmaceutical and nuclear imaging business that develops, manufactures, markets and distributes specialty pharmaceutical and biopharmaceutical products and nuclear imaging agents. Mallinckrodt operates in two reportable segments: Specialty Brands, which produces and markets branded pharmaceutical products and therapies; and Specialty Generics, which produces and markets specialty generic pharmaceuticals and active pharmaceutical ingredients consisting of biologics, medicinal opioids, synthetic controlled substances, acetaminophen and other active ingredients. The Nuclear Imaging segment manufactures and markets radiopharmaceuticals (nuclear medicine). In January 2017 Mallinckrodt completed the sale of its Nuclear Imaging business to IBA Molecular. Information filed by Mallinckrodt with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-35803, or its CIK Code: 0001567892. Mallinckrodt's website is mallinckrodt.com. Mallinckrodt's common stock is listed on the New York Stock Exchange under the ticker symbol "MNK."

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus. TD has not conducted any independent review or due diligence of any publicly available information with respect to the Reference Asset.

Historical Information

Below is a table setting forth the quarterly high, low, and period-end Closing Prices of the Reference Asset for each quarter in the period from June 17, 2013 through May 24, 2017. On May 24, 2017, the Closing Price of the Reference Asset was $40.24. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the market price of the Reference Asset on any Valuation Date (including the Final Valuation Date).

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
June 28, 2013*	$45.43	$42.94	$45.43	June 30, 2015	$130.18	$113.18	$117.72
September 30, 2013	$47.16	$41.51	$44.09	September 30, 2015	$126.51	$57.96	$63.94
December 31, 2013	$53.47	$42.01	$52.26	December 31, 2015	$74.73	$53.41	$74.63
March 31, 2014	$72.81	$50.70	$63.41	March 31, 2016	$73.20	$53.42	$61.28
June 30, 2014	$82.70	$60.28	$80.02	June 30, 2016	$66.27	$54.05	$60.78
September 30, 2014	$90.15	$68.12	$90.15	September 30, 2016	$83.06	$60.22	$69.78
December 31, 2014	$99.73	$83.19	$99.03	December 30, 2016	$71.17	$49.51	$49.82
March 31, 2015	$132.51	$93.89	$126.65	March 31, 2017	$54.74	$42.54	$44.57
				May 24, 2017**	$46.92	$39.86	$40.24

*This preliminary pricing supplement includes information for the second quarter of 2013 for the period from June 17, 2013 through June 28, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2013.
**This preliminary pricing supplement includes information for the second quarter of 2017 for the period from April 3, 2017 through May 24, 2017. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2017.

The graph below illustrates the performance of the Reference Asset from June 17, 2013 to May 24, 2017.



PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Marathon Oil Corporation

According to publicly available information, Marathon Oil Corporation ("Marathon") is an energy company engaged in the exploration, production and marketing of liquid hydrocarbons and natural gas, and the production and marketing of products manufactured from natural gas and oil sands mining with operations in the North America, Europe, Africa and the Middle East. Marathon has three reportable operating segments: North America E&P ("N.A. E&P"), International E&P ("Int'l E&P") and Oil Sands Mining ("OSM"). N.A. E&P explores for, produces and markets crude oil and condensate, NGLs and natural gas in North America. Int'l E&P explores for, produces and markets crude oil and condensate, NGLs and natural gas outside of North America and produces and markets products manufactured from natural gas, such as Liquefied Natural Gas and methanol, in Equatorial Guinea. OSM mines, extracts and transports bitumen from oil sands deposits in Alberta, Canada, and upgrades the bitumen to produce and market synthetic crude oil and vacuum gas oil. On June 20, 2016, Marathon announced the signing of a definitive purchase and sale agreement to acquire PayRock Energy. Information filed by Marathon with the SEC under the Exchange Act can be located by reference to its SEC file number 001-05153, or its CIK Code: 0000101778. Marathon's website is http://www.marathonoil.com. Marathon's common stock is listed on the New York Stock Exchange under the ticker symbol "MRO."

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus. TD has not conducted any independent review or due diligence of any publicly available information with respect to the Reference Asset.

Historical Information

Below is a table setting forth the quarterly high, low, and period-end Closing Prices of the Reference Asset for each quarter in the period from January 2, 2008 through May 24, 2017. On May 24, 2017, the Closing Price of the Reference Asset was $14.53. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the market price of the Reference Asset on any Valuation Date (including the Final Valuation Date).

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$37.57	$27.46	$27.68	December 31, 2012	$31.93	$29.30	$30.66
June 30, 2008	$33.42	$27.27	$31.49	March 28, 2013	$35.71	$31.59	$33.72
September 30, 2008	$32.04	$22.75	$24.20	June 28, 2013	$36.38	$29.85	$34.58
December 31, 2008	$23.56	$11.89	$16.61	September 30, 2013	$37.83	$32.61	$34.88
March 31, 2009	$18.13	$12.70	$15.96	December 31, 2013	$37.93	$34.06	$35.30
June 30, 2009	$20.28	$16.44	$18.29	March 31, 2014	$35.52	$31.81	$35.52
September 30, 2009	$20.57	$17.02	$19.37	June 30, 2014	$40.16	$34.90	$39.92
December 31, 2009	$21.41	$18.50	$18.95	September 30, 2014	$41.69	$37.59	$37.59
March 31, 2010	$19.94	$17.02	$19.21	December 31, 2014	$37.13	$24.80	$28.29
June 30, 2010	$20.71	$18.33	$18.87	March 31, 2015	$29.63	$25.47	$26.11
September 30, 2010	$21.24	$18.34	$20.09	June 30, 2015	$31.19	$25.92	$26.54
December 31, 2010	$22.48	$20.08	$22.48	September 30, 2015	$25.79	$14.04	$15.40
March 31, 2011	$32.36	$22.67	$32.36	December 31, 2015	$20.18	$12.47	$12.59
June 30, 2011	$32.89	$29.78	$31.98	March 31, 2016	$12.82	$6.73	$11.14
September 30, 2011	$34.07	$21.58	$21.58	June 30, 2016	$15.27	$10.53	$15.01
December 30, 2011	$29.34	$20.27	$29.27	September 30, 2016	$16.80	$12.90	$15.81
March 30, 2012	$35.06	$30.47	$31.70	December 30, 2016	$18.80	$12.78	$17.31
June 29, 2012	$32.23	$23.32	$25.57	March 31, 2017	$18.18	$14.61	$15.80
September 28, 2012	$31.09	$24.09	$29.57	May 24, 2017*	$16.60	$14.12	$14.53

*This preliminary pricing supplement includes information for the second quarter of 2017 for the period from April 3, 2017 through May 24, 2017. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2017.

The graph below illustrates the performance of the Reference Asset from January 2, 2008 to May 24, 2017.



PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

United States Steel Corporation

According to publicly available information, United States Steel Corporation ("U.S. Steel") produces and sells steel products, including flat-rolled and tubular products, in North America and Europe. Operations in North America also include iron ore and coke production facilities, railroad services and real estate operations. Operations in Europe also include coke production facilities. U.S. Steel has three operating segments: Flat-Rolled Products, U.S. Steel Europe and Tubular Products. The Flat-Rolled Products segment includes U.S. Steel's integrated steel plants and equity investees in the U.S. involved in the production of slabs, rounds, strip mill plates, sheets and tin mill products, as well as all iron ore and coke production facilities. The U.S. Steel Europe segment includes U. S. Steel's integrated steel plant and coke production facilities in Slovakia. The Tubular Products segment includes U.S. Steel's tubular production facilities, primarily in the U.S., and equity investees in the U.S. and Brazil. Information filed by U.S. Steel with the SEC can be located by reference to its SEC file number: 001-16811, or its CIK Code: 0001163302. U.S. Steel's website is ussteel.com. U.S. Steel's common stock is listed on the New York Stock Exchange under the ticker symbol "X."

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus. TD has not conducted any independent review or due diligence of any publicly available information with respect to the Reference Asset.

Historical Information

Below is a table setting forth the quarterly high, low, and period-end Closing Prices of the Reference Asset for each quarter in the period from January 2, 2008 through May 24, 2017. On May 24, 2017, the Closing Price of the Reference Asset was $20.55. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the market price of the Reference Asset on any Valuation Date (including the Final Valuation Date).

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$126.87	$95.82	$126.87	December 31, 2012	$24.62	$18.88	$23.87
June 30, 2008	$191.96	$132.64	$184.78	March 28, 2013	$25.89	$19.45	$19.50
September 30, 2008	$175.35	$72.33	$77.61	June 28, 2013	$19.26	$16.18	$17.53
December 31, 2008	$70.95	$20.97	$37.20	September 30, 2013	$21.17	$17.17	$20.59
March 31, 2009	$40.14	$16.88	$21.13	December 31, 2013	$30.09	$20.94	$29.50
June 30, 2009	$41.83	$22.62	$35.74	March 31, 2014	$30.28	$23.70	$27.61
September 30, 2009	$50.24	$30.50	$44.37	June 30, 2014	$28.64	$22.73	$26.04
December 31, 2009	$56.86	$34.48	$55.12	September 30, 2014	$46.00	$25.97	$39.17
March 31, 2010	$65.44	$44.07	$63.52	December 31, 2014	$40.08	$26.19	$26.74
June 30, 2010	$69.71	$38.55	$38.55	March 31, 2015	$26.59	$20.58	$24.40
September 30, 2010	$49.59	$37.66	$43.84	June 30, 2015	$27.33	$20.62	$20.62
December 31, 2010	$59.02	$40.25	$58.42	September 30, 2015	$21.39	$10.20	$10.42
March 31, 2011	$63.64	$52.33	$53.94	December 31, 2015	$12.94	$7.09	$7.98
June 30, 2011	$54.64	$41.07	$46.04	March 31, 2016	$16.46	$6.67	$16.05
September 30, 2011	$46.91	$21.99	$22.01	June 30, 2016	$20.30	$13.25	$16.86
December 30, 2011	$28.51	$20.19	$26.46	September 30, 2016	$27.49	$15.91	$18.86
March 30, 2012	$32.25	$25.25	$29.37	December 30, 2016	$37.49	$16.42	$33.01
June 29, 2012	$30.26	$17.89	$20.60	March 31, 2017	$41.57	$31.33	$33.81
September 28, 2012	$23.42	$17.93	$19.07	May 24, 2017*	$34.72	$19.17	$20.55

*This preliminary pricing supplement includes information for the second quarter of 2017 for the period from April 3, 2017 through May 24, 2017. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2017.

The graph below illustrates the performance of the Reference Asset from January 2, 2008 to May 24, 2017.



PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Discussion of U.S. Federal Income Tax Consequences

General. The following is a general description of the U.S. federal tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are a resident for tax purposes and the tax laws of the U.S. and Canada of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the Notes are uncertain. Accordingly, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes (and of having agreed to the required tax treatment of your Notes described below) and as to the application of state, local or other tax (including non-U.S. tax) laws to your investment in your Notes and the possible effects of changes in federal or other tax laws.

This discussion is applicable only to a U.S. holder that acquires Notes upon initial issuance and holds its Notes as a capital asset for U.S. federal income tax purposes.

U.S. Tax Treatment. Pursuant to the terms of the Notes, TD and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to treat the Notes as pre-paid derivative contracts with respect to the Reference Asset.

Pursuant to this treatment, any Contingent Interest Payments paid on the Notes (including any Contingent Interest Payments paid on or with respect to the Maturity Date) would be treated as ordinary income includable in income by you in accordance with your regular method of accounting for U.S. federal income tax purposes. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Upon sale, exchange, automatic call, or redemption at maturity of your Notes, you generally should recognize gain or loss equal to the difference between the amount realized on such taxable disposition (adjusted for accrued and unpaid Contingent Interest Payments treated as ordinary income) and your tax basis in the Note. Your tax basis in a Note generally should equal your cost for the Note. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year (otherwise such gain or loss would be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations. Although uncertain, it is possible that proceeds received from the sale or exchange of your Notes prior to a Valuation Date, but that could be attributed to an expected Contingent Interest Payment, could be treated as ordinary income. You should consult your tax advisor regarding this risk.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above, as described further herein. If the Internal Revenue Service ("IRS") were successful in asserting an alternative treatment of the Notes, the timing and character of income on your Notes could differ materially from our description herein.

Possible Change in Law. The IRS released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury Department are actively considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special "constructive ownership rules" of Section 1260 of the Code should be applied to such instruments.

Additionally, in 2007, legislation was introduced in Congress that, if enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there may be no Contingent Interest Payments over the entire term of the Notes.

Furthermore, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If enacted, the effect of this legislation generally would be to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect Notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your Notes.

Medicare Tax on Net Investment Income. U.S. holders that are individuals or estates and certain trusts are subject to an additional 3.8% tax on all or a portion of their "net investment income," or "undistributed net investment income" in the case of an estate or trust, which may include any income or gain with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust (which, in 2017, is $12,500). The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other "specified foreign financial assets" (applying certain attribution rules) exceeds $50,000. Significant penalties can apply if a U.S. holder is required to disclose its Notes and fails to do so.

Prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of TD).

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TDS, an affiliate of TD, as the Agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TDS will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the Notes directly to investors. TDS or other registered broker-dealers will offer the Notes at the public offering price set forth on the cover page of this pricing supplement. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $977.50 (97.75%) per Note. The underwriting discount represents the selling concessions for other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.

Conflicts of Interest. TDS is an affiliate of TD and, as such, has a ''conflict of interest'' in these offerings within the meaning of Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, each offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell Notes in these offerings to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We, TDS, another of our affiliates or third parties may use this pricing supplement in the initial sale of the Notes. In addition, we, TDS, another of our affiliates or third parties may use this pricing supplement in a market-making transaction in the Notes after their initial sale. ***If a purchaser buys the Notes from us, TDS, another of our affiliates or third parties, this pricing supplement is being used in a market-making transaction unless we, TDS, another of our affiliates or third parties informs such purchaser otherwise in the confirmation of sale.***

Additional Information Regarding Our Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Pricing Date, based on prevailing market conditions on the Pricing Date, and will be communicated to investors in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. As a result of this difference, the estimated value may be higher than it would have been if it were calculated by reference to the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is expected to be less than the public offering price of the Notes. The difference between the public offering price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to TDS or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which the Agent may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, the Agent or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agent may initially buy or sell the Notes in the secondary market, if any, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately 9 months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the "Additional Risk Factors" beginning on page P-6 of this pricing supplement.